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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sonic Innovations, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83545M109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 83545M109			Page 2 of 14

1.	Name of Reporting Person: Venrock Associates - I.R.S. #13-6300995		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 83545M109			Page 3 of 14

1.	Name of Reporting Person: Venrock Associates II, L.P. I.R.S. # 13-3844754		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 83545M109			Page 4 of 14

1.	Name of Reporting Person: Michael C. Brooks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,815

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,815

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,815

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 83545M109			Page 5 of 14

1.	Name of Reporting Person: Eric S. Copeland		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 586

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 586

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 586

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 83545M109			Page 6 of 14

1.	Name of Reporting Person: Anthony B. Evnin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 53,624

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 53,624

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,624

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3%

12.	Type of Reporting Person: IN

13G
CUSIP No. 83545M109			Page 7 of 14

1.	Name of Reporting Person: Bryan E. Roberts		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 89

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 89

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 89

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 83545M109			Page 8 of 14

1.	Name of Reporting Person: Ray A. Rothrock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 25,442

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 25,442

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,442

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%

12.	Type of Reporting Person: IN

13G
CUSIP No. 83545M109			Page 9 of 14

1.	Name of Reporting Person: Anthony Sun		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 21,605

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 21,605

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,605

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%

12.	Type of Reporting Person: IN

13G
CUSIP No. 83545M109			Page 10 of 14

1.	Name of Reporting Person: Michael F. Tyrrell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,911

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,911

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,911

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: IN

CUSIP No. 83545M109	13 G

     Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York, Venrock Associates II, L.P., a limited partnership organized under the laws of the State of New York, Michael C. Brooks, Eric S. Copeland, Anthony B. Evnin, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell in respect of shares of Common Stock of Sonic Innovations, Inc.

Item 1(a)	Name of Issuer

Sonic Innovations, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2795 East Cottonwood Parkway, Suite 660 Salt Lake City, Utah 84121-7036

Item 2(a)	Name of Person Filing

Venrock Associates (“Venrock”) Venrock Associates II, L.P. (“Venrock II”) Michael C. Brooks Eric S. Copeland Anthony B. Evnin Bryan E. Roberts Ray A. Rothrock Anthony Sun Michael F. Tyrrell

Item 2(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Menlo Park Office:	Cambridge Office:

30 Rockefeller Plaza	2494 Sand Hill Road	One Canal Park
Room 5508	Suite 200	Suite 1120
New York, NY 10112	Menlo Park, CA 94025	Cambridge, MA 02142

Item 2(c)	Citizenship

Venrock and Venrock II are limited partnerships organized in the State of New York. Michael C. Brooks, Eric S. Copeland, Anthony B. Evnin, Bryan E. Roberts, Ray A. Rothrock, Anthony Sun and Michael F. Tyrrell are General Partners of Venrock and Venrock II and are all citizens of the United States of America.

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

83545M109

Item 3	Not applicable.

Page 11 of 14 Pages

CUSIP No. 83545M109	13 G

Item 4	Ownership

(a) and (b)

Neither Venrock nor Venrock II beneficially own any shares of common stock. Michael C. Brooks beneficially owns 3,815 shares of common stock or 0.0% of the outstanding shares of common stock. Eric S. Copeland beneficially owns 586 shares of common stock or 0.0% of the outstanding shares of common stock. Ray A. Rothrock beneficially owns 25,442 shares of common stock or 0.1% of the outstanding shares of common stock. Anthony Sun beneficially owns 21,605 shares of common stock or 0.1% of the outstanding shares of common stock. Michael F. Tyrrell beneficially owns 4,911 shares of common stock or 0.0% of the outstanding shares of common stock. Anthony B. Evnin beneficially owns 53,624 shares of common stock or 0.3% of the outstanding shares of common stock. Bryan E. Roberts beneficially owns 89 shares of common stock or 0.0% of the outstanding shares of common stock.

(c)

Neither Venrock or Venrock II have or share voting or dispositive power over any shares of common stock. Michael C. Brooks has sole voting and dispositive power over 3,815 shares of common stock. Eric S. Copeland has sole voting and dispositive power over 586 shares of common stock. Ray A. Rothrock has sole voting and dispositive power over 25,442 shares of common stock. Anthony Sun has sole voting and dispositive power over 21,605 shares of common stock. Michael F. Tyrrell has sole voting and dispositive power over 4,911 shares of common stock. Anthony B. Evnin has sole voting and dispositive power over 53,624 shares of common stock. Bryan E. Roberts has sole voting and dispositive power over 89 shares of common stock.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

This schedule is being filed pursuant to Rule 13d-1(d). The identities of the seven General Partners of Venrock and Venrock II are stated in Item 2.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 12 of 14 Pages

CUSIP No. 83545M109	13 G

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2005	VENROCK ASSOCIATES
	By:	/s/ Anthony Sun
Anthony Sun
Managing General Partner

February 14, 2005	VENROCK ASSOCIATES II, L.P.
	By:	/s/ Anthony Sun
Anthony Sun
Managing General Partner

February 14, 2005	GENERAL PARTNERS

*

Michael C. Brooks

*

Eric S. Copeland

*

Anthony B. Evnin

/s/ Bryan E. Roberts

Bryan E. Roberts

*

Ray A. Rothrock

*

Anthony Sun

*

Michael F. Tyrrell

*By:	/s/ Anthony Sun

Anthony Sun Attorney-in-Fact

Page 13 of 14 Pages

CUSIP No. 83545M109	13 G

EXHIBIT INDEX

Exhibit No.

24.1	Power of Attorney dated as of February 14, 2001 granted by the General Partners in favor of Anthony B. Evnin and Anthony Sun

99.1	Agreement pursuant to 13d-1(k)(1) among Venrock Associates and Venrock Associates II, L.P. and the General Partners thereof

Page 14 of 14 Pages